EXHIBIT 99.1

Re: New Control Permit

Ramat Gan, Israel - November 11, 2019 - B Communications Ltd. (the “Company”) (NASDAQ Global Select Market and TASE: BCOM).

Further to the Company’s previous reports regarding the progress of the arrangement entered into and among the Company, Searchlight II BZQ L.P. (“Searchlight”), TNR Investments Ltd. (“TNR”), Internet Gold - Gold Lines Ltd., the Company’s and Internet Gold’s debentures and their representatives and trustees (the “Arrangement”), the Company is very pleased to announce that the Bezeq new control permit for the “Searchlight-TNR” group (the “Control Permit”), was signed this morning by the Minister of Communications.

Ami Barlev, CEO of the company commented: “This is the most important milestone for the completion of the transaction, which has been achieved with a great professional effort by all relevant teams. We thank the staff of the Ministry of Communications and the Minister of Communications who have conducted a thorough process while acting extremely professionally, for the benefit of the public in the State of Israel.

Forward-Looking Statements

This report contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications’ filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.